Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Cumulus Media Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock of Cumulus Media Inc.
effective at the opening of the trading session on July 28, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A).
The Company was notified of the Staff determination on April 23, 2025. The Company did not file an appeal.
The Company Class A Common Stock was suspended on May 2, 2025.
The Staff determination to delist the Company Class A
Common Stock became final on May 2, 2025.